UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                                                        SEC FILE NUMBER 1-9510
                                                       CUSIP NUMBER 30242M 10 6




                           NOTIFICATION OF LATE FILING

(Check One):

 |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

     For Period Ended: December 29,1996
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:_________________________________________



 Read Instruction (on back page) Before Preparing Form. Please Print or
     Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION

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Full Name of Registrant:  FFP Partners, L.P.

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Former Name if Applicable:  Not applicable

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Address of Principal Executive Office (Street and Number):  2801 Glenda Avenue
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City, State and Zip Code:  Ft. Worth, TX  76117

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the calendar day following the prescribed due date; and subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain financial and other data required to be disclosed in the Registrant's Form 10-K could not be obtained by Registrant prior to the required filing date for the Form 10-K.


PART IV--OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

     Steven B. Hawkins           817                   838-4767
         (Name)               (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |x| Yes |_| No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |x| Yes | | No SEE ACCOMPANYING PRESS RELEASE

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                                FFP Parters, L.P.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date - March 27,1997                     By: /s/ Steven B. Hawkins
                                             Steven B. Hawkins, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
          --------------------------------------------------------------
       Intentional misstatements or omissions of fact constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).





                               FFP PARTNERS, L.P.
                               2801 Glenda Avenue
                          Fort Worth, Texas 76117-4391



                              FOR IMMEDIATE RELEASE
                                 March 10, 1997

     FFP Partners, L.P. (AMEX - "FFP"), reported that earnings before non-recurring charges for its fiscal year ended December 29, 1996, were $1,930,000 ($0.52 per Class A and Class B Unit) as compared to $3,910,000 ($1.07 per Unit) for the prior year. Non-recurring charges of $2,089,000 ($0.56 per
Unit) recognized in the fourth quarter 1996 consisted of additional non-cash deferred income tax expense related to a change for income tax purposes in the depreciable lives of certain buildings. Revenues were $390,152,000 in 1996 and $370,045,000 in 1995. The table below presents additional information about 1996 results, including data for the fourth quarter.

     In announcing the results, John H. Harvison, Chairman and Chief Executive Officer, attributed the decline in operating earnings for both the year and the fourth quarter primarily to industry-wide weak retail fuel margins, a situation that has plagued fuel retailers throughout 1996. He noted that the retail fuel margin for fiscal 1996 was 9.3 cents per gallon as compared to 10.9 cents in 1995. Mr. Harvison said, "Although the 1.6 cents per gallon decrease in fuel margin seems small, we are a business that lives on pennies. This decline means that we had about $3.1 million less gross profit from motor fuel sales."

     He added that although the additional deferred tax expense had a significant negative impact on 1996 earnings, the Company's unitholders would benefit because the additional tax depreciation eliminates their taxable income from the partnership for 1996 and a portion of expected taxable income in 1997.


                                     Fourth                   Full Year
                                     Quarter

                                1996         1995         1996          1995
                                ----         ----         ----          ----
                                    (In thousands, except per unit data)

Total revenues                $96,371      $94,385      $390,152      $370,045
Operating income/(loss) [1]       (62)         936         3,733         5,586
Income/(loss) before
   income taxes                  (340)         638         2,487         4,410
Deferred taxes -
   Related to change
     in tax depreciable
     lives for certain
     buildings [2]              2,089            0         2,089             0
   Other                          155          125           557           500
Net income/(loss)             $(2,584)        $513         $(159)       $3,910
Income/(loss) per
   Class A and Class B Unit
     Before income taxes       $(0.09)       $0.17         $0.68         $1.20
     Net income                 (0.69)        0.14         (0.04)         1.07
Distributions declared
   per Class A
   and Class B Unit            $0.000       $0.300        $0.415        $0.870
Weighted average number
   of Class A and Class B
   Units outstanding            3,703        3,653         3,685         3,632

     [1] Operating income is before deduction for interest expense and income taxes.

     [2] In August 1996, Congress passed legislation clarifying that certain buildings used in connection with the retail sale of motor fuel qualified for a substantially shorter depreciable life for tax purposes than was being utilized by the Company. In January 1997, the Internal Revenue Service issued a notice explaining how the tax deduction related to the change in the depreciable lives on these assets should be determined. As a result, the Company will take a 1996 tax deduction for the difference between the tax depreciation previously recorded and the depreciation available using the shorter life but must record deferred taxes on this timing difference. The current tax benefit of this deduction will be allocated to the Company's unitholders.

     Mr. Harvison also noted, as has been discussed in previous reports to unitholders, that under current tax law the Company will lose its partnership tax status beginning in 1998. He said the Company has been studying various alternative structures, including converting its current operations to a corporate form; placing its retail operations in a separate corporate subsidiary and continuing the operation of its remaining activities as a publicly-traded limited partnership; placing its retail operations and its real estate holdings in separate corporations, distributing those interests to its unitholders, and qualifying the company holding the real estate interests as a real estate investment trust. Although no decision has been made as to the changes in the structure of the Company, Mr. Harvison emphasized that the primary goal of any restructuring was the maximization of unitholder value.

     Some of the matters discussed in this press release contain forward-looking statements regarding the Company's future business prospects and plans which are subject to certain risks and uncertainties, including competitive pressures, changes in economic conditions, and the issuance of or changes in governmental regulations. These issues, along with other factors which may be identified from time to time in the Company's reports filed with the Securities and Exchange Commission, could cause actual results or plans to differ materially from those indicated in the forward-looking statements.

     FFP Partners is a publicly traded limited partnership that owns and operates over 300 convenience stores, truck stops, and self-service gasoline outlets in eleven central, southern, and southwestern states. The Company also sells motor fuel on a wholesale basis to other retailers and to commercial end users. Its Class A Units are listed on the American Stock Exchange.



     For further information, contact Steven B. Hawkins at 817.838.4767.